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Amanda Ravitz, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             T2 Biosystems, Inc.
Registration Statement on Form S-1
Filed July 2, 2014
File No. 333-197193

Dear Ms. Ravitz:

We are in receipt of the Staff’s letter dated July 11, 2014 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of T2 Biosystems, Inc. (“T2” or the “Company”) as set forth below.  Simultaneously with the filing of this letter, T2 is submitting via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), responding to the Staff’s comments and updating the Registration Statement.  Courtesy copies of this letter and the Amendment (marked to show changes thereto) are being submitted to the Staff by hand delivery.  In addition, the Company is supplementally providing to the Staff copies of the artwork intended for the front and back covers of the prospectus.

T2’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All terms used but not defined herein have the meanings assigned to such terms in the Amendment.  For ease of reference, we have set forth the Staff’s comments and T2’s response for each item below.

Clinical Utility, page 75

1.                                      Please tell us with specificity where you revised the disclosure in response to the penultimate sentence of prior comment 3 regarding how spiking is done.  In this regard, we note that you continue to refer on page 77 to “spiking clinical isolates” and “samples were spiked.”

The Company supplementally advises the Staff that in response to prior comment 3, the fifth sentence of the first paragraph on page 78 under “direcT2 Clinical Trial” was revised to clarify that patient specimens in the contrived arm of the study were labeled contrived because each sample had a known quantity of Candida that was manually added at clinically relevant concentrations.  In response to the Staff’s comment, the Company has revised the disclosure further on page 78 of the Amendment to clarify that the term “spiking” is used to describe the process of manually adding Candida to patient specimens.

2.                                      Please tell us with specificity where you revised the disclosure in response to the last sentence of prior comment 3 regarding why results might not be included.  In this regard, we note that you continue to disclose in footnote (1) to the table on page 80 that discordant results are not included.

The Company supplementally advises the Staff that in response to prior comment 3, Table H on page 82 is the only set of data presented where a portion of the data, specifically discordant results, are not included. Table H shows a direct comparison of the time to result for T2Candida, which is run on the T2Dx, and blood culture. The two instances that are footnoted in the analysis require the exclusion of the discordant results because the comparison is for positive results, exclusively, in the first case and negative results, exclusively, in the second case. To compare the duration of time to positive result requires that both the blood culture result and the T2Candida result be positive for a given specimen, which would exclude a sample with a discordant result where one method yields a positive result and the other a negative result. The same rationale would apply in the second case where we compare time to negative results.  In response to the Staff’s comment, the Company has revised footnote 1 on page 82 of the Amendment to clarify why discordant results are excluded.

Any comments or questions regarding the foregoing should be directed to the undersigned at 617-948-6060.  Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Peter N. Handrinos

Peter N. Handrinos
of LATHAM & WATKINS LLP

cc:                                Tom Jones, Securities and Exchange Commission

John McDonough, T2 Biosystems, Inc.

Johan V. Brigham, Latham & Watkins LLP

Brent B. Siler, Cooley LLP

Divakar Gupta, Cooley LLP